Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2026

BCP Redbird Aggregator L.P.

Signature: /s/ Robert Brooks
Name/Title: By: BCP VII Holdings Manager L.L.C., its general partner, By: Blackstone Management Associates VII L.L.C., its sole member, By: BMA VII L.L.C., its sole member, By: Robert Brooks, Authorized Signatory
Date: 08/07/2026

BCP VII Holdings Manager L.L.C.

Signature: /s/ Robert Brooks
Name/Title: By: Blackstone Management Associates VII L.L.C., its sole member, By: BMA VII L.L.C., its sole member, By: Robert Brooks, Authorized Signatory
Date: 08/07/2026

Blackstone Management Associates VII L.L.C.

Signature: /s/ Robert Brooks
Name/Title: By: BMA VII L.L.C., its sole member, By: Robert Brooks, Authorized Signatory
Date: 08/07/2026

BMA VII L.L.C.

Signature: /s/ Robert Brooks
Name/Title: Robert Brooks, Authorized Signatory
Date: 08/07/2026

Blackstone Holdings III L.P.

Signature: /s/ Victoria Portnoy
Name/Title: By: Blackstone Holdings III GP L.P., its general partner, By: Blackstone Holdings III GP Management L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 08/07/2026

Blackstone Holdings III GP L.P.

Signature: /s/ Victoria Portnoy
Name/Title: By: Blackstone Holdings III GP Management L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 08/07/2026

Blackstone Holdings III GP Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 08/07/2026

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 08/07/2026

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 08/07/2026

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 08/07/2026